UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-33718
CUSIP Number 09062F201
☒ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form& nbsp;N-SAR      ☐ Form N-CSR

For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________
PART I — REGISTRANT INFORMATION
Bioheart, Inc.
Full Name of Registrant

13794 NW 4th Street, Suite 212
Address of principal executive office

Sunrise, Florida 33325
City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
     Bioheart, Inc. is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), because it needs additional time to allow its auditors to complete its audit and for the Company to prepare the necessary disclosures regarding the Company’s Business, Risk Factors, Management’s Discussion and Analysis of Financial Condition and Results of Operations. Accordingly, the Company is not able to file its 2008 Form 10-K in a timely manner without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Howard J. Leonhardt	(954)	835-1500

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes       ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes       ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Bioheart, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2009	By:	/s/ Howard J. Leonhardt
Howard J. Leonhardt
Chief Executive Officer